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                                  EXHIBIT 99.1



U.S. Securities and Exchange Commission
Washington D.C. 20549


To Whom It May Concern:


Warren Bancorp, Inc. has received representation from its independent auditors, Arthur Andersen LLP, that the audit of the consolidated financial statements of Warren Bancorp, Inc. and subsidiaries as of December 31, 2001 and for the year then ended on which they issued their report dated January 15, 2002, was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant.



Very truly yours,



Paul M. Peduto
Treasurer